Richard Addison
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

I, Richard Addison, P.E., C. Eng., Eur. Ing. for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the San Martin Silver Mine, State of Jalisco, México dated January 15, 2009 (the “Technical Report”).

1.	My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

2.

I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

3.

I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EEC. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

4.

I have worked as a metallurgical engineer for a total of 38 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 3.6, Processing Facilities; Section 18, Mineral Processing and Metallurgical Testing; Section 25.3, Ore Processing; Section 25.4, Infrastructure; and Section 25.7.4, Product Marketing. I visited the San Martín project in November 2008.

7.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

8.	I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

Pincock, Allen & Holt	24.3
90535 January 15, 2009

9.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 15th day of January 2009

“Richard Addison”

_______________________________________
Richard Addison, P.E., C. Eng., Eur. Ing.

Pincock, Allen & Holt	24.4
90535 January 15, 2009